Exhibit 99.1
PRICING OF OFFERING
FOR IMMEDIATE RELEASE
Melco Crown Entertainment Limited Announces Pricing of Follow-On Public Offering at US$5.15 per ADS
New York, August 13, 2009 — Melco Crown Entertainment Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today announced that it has priced its previously announced follow-on public offering at US$5.15 per ADS following market close on Wednesday, August 12, 2009.
The offering comprised a public offering of 38,834,950 ADSs. Each ADS represents three ordinary shares of Melco Crown Entertainment Limited. The underwriters have an option to purchase up to an additional 3,883,495 ADSs from Melco Crown Entertainment Limited to cover over-allotments at the follow-on public offering price of US$5.15 per ADS less the underwriting discounts and commissions covering such over-allotments of ADSs.
Lawrence Ho, Co-Chairman and CEO of Melco Crown Entertainment Limited, provided additional commentary on the transaction by saying, “Year on year growth in gaming revenues for the whole of the Macau market re-emerged in July 2009, following soon after the successful opening of City of Dreams at the start of June. We are confident that a period of growth at sustainable levels is ahead of us and we continue to remain absolutely focused on the opportunities that this will present to our Company. The placement funds raised will better position us to be able to pursue future development opportunities while at the same time maintaining our rigorous approach to balance sheet prudence.”
Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. are acting as joint bookrunners for the offering and CLSA Limited and Oppenheimer & Co. Inc. are acting as co-managers for the offering. A copy of the prospectus relating to this offering may be obtained from Deutsche Bank Securities, Attn: Prospectus Department, 100 Plaza One, Jersey City, NJ 07311, telephone number: +1-800-503-4611, email: prospectusrequest@list.db.com; and from Citigroup Global Markets Inc., Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, telephone number: +1-800-831-9146, email: batprospectusdept@citi.com.
Melco Crown Entertainment Limited’s registration statement relating to the securities offered in the follow-on public offering was declared effective as of April 21, 2009, by the U.S. Securities and Exchange Commission. This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for Phase 2 of City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2009 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company’s first property, Altira Macau (www.altiramacau.com) (formerly Crown Macau), opened on May 12, 2007 and Phase 1 of its second property, City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau, opened on June 1, 2009. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,500 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-100 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also Co-Chairman and a Director of the Company.
For further information, please contact:

Geoffrey Davis, CFA
Senior Vice President — Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com